

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Alain Monié
Chief Executive Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, California 92705-4926

      Re: Ingram Micro Inc.
                   Form 10-K for the Fiscal Year Ended January 3, 2015
                   Filed February 27, 2015
                   File No. 001-12203

Dear Mr. Monié:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Craig D. Wilson

                                  Craig D. Wilson,
                                  Senior Assistant Chief Accountant